

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2015

Mailstop 4631

<u>Via Email</u>
Curtis E. Espeland
Executive Vice President
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

  Re: Eastman Chemical Company
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 25, 2016
     File No. 1-12626

Dear Mr. Espeland:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K For Fiscal Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, 35</u>

<u>Critical Accounting Estimates, page 35</u>

<u>Pension and Other Postretirement Benefits, page 38</u>

1. We note your disclosure that, in 2016, you will change the approach used to calculate service and interest cost components of net periodic benefit costs for your significant defined benefit pension and other postretirement benefit plans by applying the specific spot rates along the yield curve to the plans' projected cash flows.

We note you will account for this change as a change in accounting estimate and, accordingly, will account for it prospectively beginning in 2016. Please tell us and disclose, to the extent material, the quantitative impact you expect the change to have on your fiscal year 2016 components of net periodic benefit costs. Also, include in your response the impact the change had on your non-GAAP measures for the first quarter of 2016.

Non-GAAP Financial Measures, page 41

Non-GAAP Measures in this Annual Report, page 41

2.   We note your disclosure of non-core items which are excluded in your evaluation of certain results in your annual report. Please expand your disclosure, as it relates to the item "mark-to-market pension and other postretirement gains and losses, net," to quantify the amounts of actual and expected asset returns and the amount of net periodic pension cost that is included in the non-GAAP measure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction